MEMORANDUM
TO:	Alberto Zapata U.S. Securities and Exchange Commission
FROM:	Emily J. Bennett Assistant Vice President, Legal and Associate General Counsel Jackson National Asset Management, LLC
DATE:	March 22, 2019
SUBJECT:
Response to additional comments to the registration statement filed on Form N-1A on December 17, 2018 (the “Registration Statement”) for JNL Series Trust (the “Registrant”)
File Nos: 33-87244 and 811-8894

This memorandum addresses the U.S. Securities and Exchange Commission staff’s (the “Commission Staff”) additional comments that the Registrant received via telephone on March 21, 2019, to the Registration Statement.

The comments are set forth below in italics, with responses immediately following.

JNL/Mellon Industrials Sector Fund

1.	Please affirmatively or negatively confirm in the Fund’s “Principal Investment Strategies” section, whether the Fund is using derivatives to track or replicate the index.

RESPONSE: The Registrant has included the underlined language in the following paragraph in the Fund’s “Principal Investment Strategies” section:

The Fund may invest in financial futures, a type of derivative that may be used to obtain exposure to a variety of underlying assets, to provide liquidity for cash flows, to hedge dividend accruals or for other purposes that facilitate meeting the Fund's objective. The Fund’s use of financial futures is intended to assist replicating the investment performance of the Index.

2.	If the Fund is only investing in financial futures, please revise the Fund’s “Derivatives risk” to only include information relevant to financial futures.

RESPONSE: The Registrant respectfully declines this comment.  The Registrant has considered this comment and notes that it strives to maintain consistency in its risk disclosure, when possible, among all of its funds.

It is the Registrant’s intention to respond fully to the Commission Staff’s comments, and the Registrant believes that the responses described above do so fully.

If you have any questions, please call me at (312) 730-9730.  Thank you for your prompt attention to this matter.

cc: File